Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

In this Exhibit 4.2, unless the context otherwise requires, the terms “we,” “us,” “our” and “the Company” refer to Paramount Group, Inc., a Maryland corporation, individually or together with its subsidiaries.

Description of Common Stock

Our common stock, $0.01 par value per share, is registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The following is a description of the rights of our common stockholders and related provisions of our charter and bylaws and the Maryland General Corporation Law (the “MGCL”). This description is qualified in its entirety by, and should be read in conjunction with, our charter and bylaws, each of which is incorporated by reference herein, and the MGCL.

Our charter provides that the Company may issue 900,000,000 shares of our common stock and 100,000,000 shares of preferred stock, $0.01 par value per share. Our charter authorizes our board of directors, with the approval of a majority of the entire board of directors and without any action by our stockholders, to amend our charter to increase or decrease the aggregate number of authorized shares of stock or the number of authorized shares of any class or series of our stock. Under Maryland law, our stockholders generally are not personally liable for our debts and obligations solely as a result of their status as stockholders.

All of the shares of our common stock are duly authorized, validly issued, fully paid and nonassessable. All of the shares of our common stock have equal rights as to earnings, assets, dividends and voting. Subject to the preferential rights of holders of any other class or series of our stock, holders of shares of our common stock are entitled to receive dividends and other distributions on such shares if, as and when authorized by our board of directors and declared by us out of assets legally available therefor. Shares of our common stock generally have no preemptive, appraisal, preferential exchange, conversion, sinking fund or redemption rights and are freely transferable, except where their transfer is restricted by federal and state securities laws, by contract or by the restrictions in our charter. In the event of our liquidation, dissolution or winding up, each share of our common stock would be entitled to share ratably in all of our assets that are legally available for distribution after payment of or adequate provision for all of our known debts and other liabilities and subject to any preferential rights of holders of our preferred stock, if any preferred stock is outstanding at such time, and our charter restrictions on the transfer and ownership of our stock.

Except as may otherwise be specified in the terms of any class or series of our common stock, each outstanding share of our common stock entitles the holder to one vote on all matters submitted to a vote of stockholders, including the election of directors, and, except as may be provided with respect to any other class or series of stock, the holders of shares of our common stock will possess the exclusive voting power. There is no cumulative voting in the election of our directors. In contested elections, directors are elected by a plurality of all of the votes cast in the election of directors and in uncontested elections, a director is elected if he or she receives more votes for his or her election than votes against.

Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, convert, consolidate, sell all or substantially all of its assets or engage in a statutory share exchange unless declared advisable by its board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all of the votes entitled to be cast on the matter unless a lesser percentage (but not less than a majority of all of the votes entitled to be cast on the matter) is set forth in the corporation’s charter. Our charter provides for approval of any of these matters by the affirmative vote of stockholders entitled to cast a majority of all the votes entitled to be cast on such matters, except that the provisions of our charter relating to the removal of directors, the restrictions on ownership and transfer of shares of our stock and the vote required to amend these provisions may be amended only if such amendment is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all of the votes entitled to be cast on the matter. Maryland law also permits a Maryland corporation to transfer all or substantially all of its assets without the approval of the stockholders of the corporation to an entity if all of the equity interests of the entity are owned, directly or indirectly, by the corporation. Because substantially all of our assets are held by our operating partnership or its subsidiaries, these subsidiaries may be able to merge or transfer all or substantially all of their assets without the approval of our stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol “PGRE.”

Power to Reclassify Our Unissued Shares of Stock

Our charter authorizes our board of directors to classify any unissued shares of preferred stock and to reclassify any previously classified but unissued shares of our common or preferred stock into one or more classes or series of stock. Prior to the issuance of shares of each class or series, our board of directors is required by Maryland law and by our charter to set, subject to the provisions of our charter regarding the restrictions on ownership and transfer of our stock, the terms, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends or other distributions, qualifications and terms or conditions of redemption of each such class or series. As a result, our board of directors could authorize the issuance of shares of preferred stock that have priority over shares of our common stock with respect to dividends or other distributions or rights upon liquidation or with other terms and conditions that could have the effect of delaying, deferring or preventing a transaction or a change of control of our company that might involve a premium price for holders of our common stock or that our common stockholders otherwise believe to be in their best interests. As of the date hereof, no shares of preferred stock are outstanding and we have no present plans to issue any shares of preferred stock.

Power to Increase or Decrease Authorized Shares of Common Stock and Issue Additional Shares of Common and Preferred Stock

Our charter authorizes our board of directors to, without stockholder approval, amend our charter to increase or decrease the number of authorized shares of stock, to issue additional authorized but unissued shares of our common or preferred stock, and to classify unissued shares of our preferred stock, or reclassify unissued shares of our common stock or preferred stock, and thereafter to issue such classified or reclassified shares of stock. These charter provisions will provide us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise. The additional classes or series, as well as the additional authorized shares of our common stock, will be available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of any stock exchange or market system on which our securities may be listed or traded. Although our board of directors does not currently intend to do so, it could authorize us to issue a class or series of stock that could, depending upon the terms of the particular class or series, delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or that our common stockholders otherwise believe to be in their best interests.

Restrictions on Ownership and Transfer

Ownership Limit

In order for us to qualify as a REIT under the Internal Revenue Code of 1986, as amended (the “Code”), our stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year (other than the first taxable year for which an election to be a REIT has been made). Also, not more than 50% of the value of the outstanding shares of our stock (after taking into account certain options to acquire shares of stock) may be owned, directly or indirectly or through application of certain attribution rules by five or fewer “individuals” (as defined in the Code to include certain entities, such as private foundations) at any time during the last half of a taxable year (other than the first taxable year for which an election to be a REIT has been made).

Our charter contains restrictions on the ownership and transfer of our stock that are, among other things, intended to assist us in complying with these requirements and to continue to qualify as a REIT. The relevant sections of our charter provide that, subject to the exceptions described below, no person or entity may actually own or be deemed to own by virtue of the applicable constructive ownership provisions, more than 6.50% (in value or in number of shares, whichever is more restrictive) of the outstanding shares of our common stock, or 6.50% in value of the aggregate of the outstanding shares of all classes and series of our stock, in each case excluding any shares of our stock that are not treated as outstanding for U.S. federal income tax purposes. We refer to each of these restrictions as an “ownership limit” and collectively as the “ownership limits.” A person or entity that would have acquired actual, beneficial or constructive ownership of our stock but for the application of the ownership limits or any of the other restrictions on ownership and transfer of our stock discussed below, and, if appropriate in the context, any person or entity that would have been the record owner of such shares, is referred to as a “prohibited owner.”

The applicable constructive ownership rules under the Code are complex and, for instance, may cause stock owned actually or constructively by a group of related individuals and/or entities to be treated as owned constructively by one individual or entity. As a result, the acquisition of less than 6.50% in value of our outstanding stock or less than 6.50% in the value or number of our outstanding common stock (or the acquisition of an interest in an entity that owns, actually or constructively, our stock) by an individual or entity could nevertheless cause that individual or entity, or another individual or entity, to own, constructively or beneficially, in excess of 6.50% of our outstanding stock or in excess of 6.50% in the value or number of our outstanding common stock and thereby violate the applicable ownership limit.

Our charter provides that our board of directors may, prospectively or retroactively, waive the ownership limit with respect to a particular stockholder and establish or increase a different limit on ownership for such stockholder. As a condition to granting such waiver, our board of directors may require, among other things, the stockholder receiving such waiver to make certain representations, warranties and covenants related to our ability to qualify as a REIT. In addition, our board of directors may require an opinion of counsel or Internal Revenue Service (“IRS”) ruling, in either case in form and substance satisfactory to our board of directors, in its sole discretion, in order to determine or ensure our qualification as a REIT. Our board of directors may impose such other conditions or restrictions as it deems appropriate in connection with such a waiver or creating a different ownership limit for a stockholder. In connection with our formation transactions, our board of directors has granted waivers to the lineal descendants of Professor Dr. h.c. Werner Otto, their spouses and controlled entities to own up to 21.0% of our outstanding common stock in the aggregate (which can be automatically increased to an amount greater than 21.0% to the extent that their aggregate ownership exceeds such percentage solely as a result of a repurchase by us of our common stock). We do not expect that the issuance of these waivers will adversely affect our ability to qualify as a REIT.

Our charter further prohibits:

•	any person from owning shares of our stock to the extent such ownership would result in our failing to qualify as a REIT;

•

any person from transferring shares of our stock, commencing on the date on which shares of our stock are beneficially owned by 100 or more persons within the meaning of Section 856(a)(5) of the Code, if such transfer would result in shares of our stock being beneficially owned by fewer than 100 persons (determined under the principles of Section 856(a)(5) of the Code);

•

commencing on the last day of the first half of the second taxable year for which we elected to be taxable as a REIT, any person from owing shares of our stock to the extent such ownership would result in us being “closely held” within the meaning of Section 856(h) of the Code (without regard to whether the ownership interest is held during the last half of a taxable year); and

any person from owning shares of our stock to the extent such ownership would cause any of our income that would otherwise qualify as “rents from real property” for purposes of Section 856(d) of the Code to fail to qualify as such (provided that we have waived this limitation with respect to the Otto family and other persons who are deemed to own shares held by the Otto family for purposes of determining whether any of our income would fail to qualify as “rents for real property”).

•

during the period commencing on May 17, 2019 and ending on the first day that our board of directors determines that it is no longer in our best interests to attempt to, or continue to, qualify as a “domestically-controlled qualified investment entity” (the “DCR Limitation Period”), any person from directly or indirectly owning shares of our stock as a result of a transfer or other event occurring during the DCR Limitation Period to the extent such ownership would, upon the occurrence of such transfer or other event, cause the direct or indirect ownership (for purposes of Section 897(h)(4)(B) of the Code) of our stock by Non-U.S. Persons (as defined below) to exceed 49.8% of the value of our outstanding stock or such other limit that is subsequently approved by our board of directors for this purpose (as described in more detail below under “Foreign Ownership Limit”).

Any person who acquires or attempts or intends to acquire beneficial or constructive ownership of shares of our stock that will or may violate the ownership limitation provisions or any of the other restrictions on ownership and transfer of our stock described above must give written notice immediately to us or, in the case of a proposed or attempted transaction, provide us at least 15 days prior written notice, and provide us with such other information as we may request in order to determine the effect of such transfer or other event on our qualification as a REIT or as a domestically controlled qualified investment entity.

The ownership limitation provisions and other restrictions on ownership and transfer of our stock described above will not apply if our board of directors determines that it is no longer in our best interests to continue to qualify as a REIT or that compliance with any such restriction or limitation is no longer required for REIT qualification.

Pursuant to our charter, if any purported transfer of our stock or any other event otherwise would result in any person violating the ownership limits or other restrictions described above, then that number of shares in excess of the ownership limit or causing a violation of one of the other restrictions (other than the 100 person limit addressed below) (rounded up to the nearest whole share) will be automatically transferred to a trust for the exclusive benefit of one or more charitable organizations selected by us. The prohibited owner will have no rights in shares of our stock held by the trustee. The automatic transfer will be effective as of the close of business on the business day prior to the date of the purported transfer or other event that results in the transfer to the trust. Any dividend or other distribution paid to the prohibited owner, prior to our discovery that the shares had been automatically transferred to a trust as described above, must be repaid to the trustee upon demand, and any dividend or other distribution authorized but unpaid shall be paid when due to the trustee, to be held in trust for the beneficiary of the trust. If the transfer to the trust as described above is not automatically effective, for any reason, to prevent violation of the applicable ownership limit or our failing to qualify as a REIT, then our charter provides that the transfer of shares resulting in such violation will be void, and the intended transferee will acquire no rights in the shares. If, however, any transfer of our stock would result in shares of our stock being beneficially owned by fewer than 100 persons (determined without reference to any rules of attribution), then any such purported transfer will be automatically void and of no force or effect and the intended transferee will acquire no rights in the shares.

The trustee must sell the shares to a person or entity designated by the trustee who could own the shares without violating the ownership limits or any of the other restrictions on ownership and transfer of our stock; provided that the right of the trustee to sell the shares will be subject to the rights of any person or entity to purchase such shares from the trust that we establish by an agreement entered into prior to the date the shares are transferred to the trust. Upon such sale, the interest of the charitable beneficiary in the shares sold shall terminate, and the trustee must distribute to the prohibited owner an amount equal to the lesser of: (a) the price paid by the prohibited owner for the shares (or, if the prohibited owner did not give value for the shares in connection with the transfer or other event that resulted in the transfer to the trust (e.g., a gift, devise or other such transaction), the fair market value of such shares on the day of the transfer or other event that resulted in the transfer of such shares to the trust), as determined under our charter, and (b) the sales proceeds (net of commissions and other expenses of sale) received by the trustee for the shares. The trustee may reduce the amount payable to the prohibited owner by the amount of any dividends and other distributions paid to the prohibited owner and owed by the prohibited owner before our discovery that the shares had been transferred to the trust and that is owed by the prohibited owner to the trustee. Any net sales proceeds in excess of the amount payable to the prohibited owner will be immediately paid to the charitable beneficiary . In addition, if prior to discovery by us that shares of our stock have been transferred to the trust, such shares of stock are sold by a prohibited owner, then such shares shall be deemed to have been sold on behalf of the trust and, to the extent that the prohibited owner received an amount for such shares that exceeds the amount that such prohibited owner was entitled to receive, such excess amount shall be paid to the trustee upon demand.

The trustee will be designated by us and will be unaffiliated with us and with any prohibited owner. Prior to the sale of any shares by the trust, the trustee will receive, in trust for the charitable beneficiary, all dividends and other distributions paid by us with respect to such shares and may also exercise all voting rights with respect to such shares for the exclusive benefit of the charitable beneficiary.

Subject to Maryland law, effective as of the date that the shares have been transferred to the trust, the trustee shall have the authority, at the trustee’s sole discretion:

•	to rescind as void any vote cast by a prohibited owner prior to our discovery that the shares have been transferred to the trust; and

•	to recast the vote in accordance with the desires of the trustee acting for the benefit of the beneficiary of the trust.

However, if we have already taken irreversible corporate action, then the trustee may not rescind and recast the vote.

If our board of directors determines in good faith that a proposed transfer or other event has taken place that would violate the restrictions on ownership and transfer of our stock set forth in our charter, our board of directors shall take such action as it deems advisable to refuse to give effect to or to prevent such transfer, including, but not limited to, causing us to redeem shares of stock, refusing to give effect to the transfer on our books or instituting proceedings to enjoin the transfer or other event.

Following the end of each REIT taxable year, every owner of 5% or more (or such lower percentage as required by the Code or the regulations promulgated thereunder) of the outstanding shares of any class or series of our stock, upon request following the end of each of our taxable years, must give written notice to us stating the name and address of such owner, the number of shares of each class and series of our stock that the owner beneficially owns, a description of the manner in which the shares are held, and whether or not such owner is a Non-U.S. Person (as defined below). Each such owner also must provide us with any additional information that we request in order to determine the effect, if any, of the person’s actual or beneficial ownership on our qualification as a REIT or status as a domestically controlled qualified investment entity and to ensure compliance with the ownership limitation provisions. In addition, any person or entity that is an actual owner, beneficial owner or constructive owner of shares of our stock and any person or entity (including the stockholder of record) who is holding shares of our stock for an actual owner, beneficial owner or constructive owner must, on request, provide in writing to us such information as we may request in good faith in order to determine our qualification as a REIT or status as a domestically controlled qualified investment entity and comply with requirements of any taxing authority or governmental authority or to determine such compliance.

Any certificates representing shares of our stock will bear a legend referring to the restrictions on ownership and transfer of our stock described above, or, instead of such legend, the certificate, if any, may state that we will furnish a full statement about certain restrictions on transferability to a stockholder on request and without charge.

Foreign Ownership Limit

As noted above, our charter contains a foreign ownership limit (the “Foreign Ownership Limit”). The Foreign Ownership Limit is intended to help us qualify as a “domestically controlled qualified investment entity.”

The Foreign Ownership Limit contained in our charter prohibits persons from directly or indirectly owning shares of our capital stock to the extent such ownership would cause more than 49.8% of the value of the shares of our capital stock to be owned, directly or indirectly, by Non-U.S. Persons. For this purpose, a “Non-U.S. Person” is defined as a person other than a “United States person,” as defined in Section 7701(a)(30) of the Code (a “U.S. Person”), and it includes a “foreign person” as such term is used in the provision of the Code defining a domestically controlled qualified investment entity. In this regard, if our stock is held by a qualified investment entity (i.e., generally a REIT or certain regulated investment companies (each, a “RIC”)), any class of stock of which is publicly traded or which is a RIC that issues redeemable securities (within the meaning of section 2 of the Investment Company Act of 1940, as amended) (a “publicly-traded qualified investment entity”) and such publicly-traded qualified investment entity is not itself a domestically controlled qualified investment entity, such entity shall be treated as a Non-U.S. Person. Conversely, to the extent our capital stock is held by a publicly-traded qualified investment entity that does qualify as a domestically controlled qualified investment entity, such stock will be considered as held in its entirety by a U.S. Person. The value of our outstanding shares of capital stock will be determined by our board in good faith, which determination will be conclusive for purposes of the Foreign Ownership Limit.

The constructive trust provisions used in the traditional REIT qualification ownership limits will also be used in connection with enforcing the Foreign Ownership Limit, as described above.

Under the Code, pursuant to certain FIRPTA provisions enacted under the Protecting Americans from Tax Hikes Act of 2015 (the “PATH Act”) in December of 2015, for purposes of determining whether we qualify as a domestically controlled qualified investment entity, we may treat any person who owns less than 5% of the outstanding shares of our common stock as a U.S. Person (i.e., not a foreign person) unless we have actual knowledge that such person is not a U.S. Person. However, the Foreign Ownership Limit will apply based on the value of the shares of our capital stock owned by Non-U.S. Persons as defined in our charter, which would include Non-U.S. Persons that own less than 5% of the outstanding shares of our common stock, whether or not we have actual knowledge that such owner is not a U.S. Person. Utilizing this approach will help assist us in not exceeding 50% or more foreign ownership. As a result, under the charter, a Non-U.S. Person may invest in us without knowledge that the Foreign Ownership Limit has been exceeded. The existence of Non-U.S. Persons who, directly or indirectly, own less than 5% of the outstanding shares of our common stock and are not known to us, and may also not be known to other Non-U.S. Persons acquiring shares of our common stock, may nevertheless result in shares of our common stock that otherwise would have been acquired by a Non-U.S. Person being transferred automatically to the charitable trust described above. Under our charter, the last person whose acquisition of direct or indirect ownership of shares of our capital stock (or who engaged in another event) that would have resulted in the Foreign Ownership Limit being exceeded will have the shares causing such violation placed in the charitable trust whether or not that person’s ownership of our capital stock was discovered by us before or after the direct or indirect ownership of other Non-U.S. Persons. To help assist us in administering the Foreign Ownership Limit, under our charter, stockholders are required to notify us in writing of any acquisition or intended acquisition of direct or indirect ownership of our common stock that will or may violate the Foreign Ownership Limit and will also be required to provide such other information as we may request in order to determine the effect of any such transfer or non-transfer event on our status as a domestically controlled qualified investment entity. In addition, stockholders who own 5% or more of the outstanding shares of our common stock are required to provide us with certain information regarding their stock ownership, including whether the stockholder or any of its direct or indirect owners constitute a Non-U.S. Person.

Our board has the right to discontinue the Foreign Ownership Limit at any time. Our charter also gives our board the right to establish a successor Foreign Ownership Limit in the future if deemed by our board based in whole or in part on the advice of tax counsel to be necessary or appropriate in light of changes in applicable law, regulations, or the interpretation thereof (including, without limitation, changes to the Code, applicable final and temporary Treasury regulations, judicial decisions and administrative rulings and practice, including private letter rulings) to assist us in qualifying as a domestically controlled qualified investment entity. Any successor Foreign Ownership Limit approved by our board would not be effective until the next business day after a certificate of notice setting forth such successor Foreign Ownership Limit is filed with the State Department of Assessments and Taxation in Maryland and would not apply to transfers or other events occurring prior to its effectiveness except to the extent the original Foreign Ownership Limit (or previously effective successor Foreign Ownership Limit) would have resulted in the same treatment.

The ownership limits and the foreign ownership limit could delay, defer or prevent a transaction or a change of control of our company.

Description of Certain Provisions Of Maryland Law and the Company’s Charter And Bylaws

Number of Directors; Vacancies

Our charter provides that the number of directors will be set only by the board of directors in accordance with our bylaws. Our bylaws provide that a majority of our entire board of directors may at any time increase or decrease the number of directors. However, the number of directors may never be less than the minimum number required by the MGCL, which is one and, unless our bylaws are amended, more than ten.

Pursuant to an election made by the board of directors under Subtitle 8 of Title 3 of the MGCL, our charter and bylaws provide that any and all vacancies on our board of directors may be filled only by the affirmative vote of a majority of the remaining directors in office, even if the remaining directors do not constitute a quorum, and any individual elected to fill such vacancy will serve for the remainder of the full term of the class in which the vacancy occurred and until a successor is duly elected and qualifies.

Annual Elections; Majority Voting

Each of our directors will be elected by our stockholders to serve until our next annual meeting of stockholders and until his or her successor is duly elected and qualifies. Our bylaws provide for majority voting in uncontested director elections. Pursuant to our bylaws, in a contested election, directors are elected by a plurality of all of the votes cast in the election of directors, and in an uncontested election, a director is elected if he or she receives more votes for his or her election than votes against his or her election.

Removal of Directors

Our charter provides that, subject to the rights, if any, of holders of any class or series of preferred stock to elect or remove one or more directors, a director may be removed only for cause, and then only by the affirmative vote of at least two-thirds of the votes entitled to be cast generally in the election of directors. “Cause” is defined in our charter to mean conviction of a director of a felony or a final judgment of a court of competent jurisdiction holding that a director caused demonstrable, material harm to us through bad faith or active and deliberate dishonesty. This provision, when coupled with the exclusive power of our board of directors to fill vacancies on our board of directors, precludes stockholders from (1) removing incumbent directors except upon the affirmative vote of at least two-thirds of the votes entitled to be cast on the matter and for cause and (2) filling the vacancies created by such removal with their own nominees.

Calling of Special Meetings of Stockholders

Our bylaws provide that special meetings of stockholders may be called by our chairman of the board, our board of directors and certain of our officers. Additionally, our bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the stockholders requesting the meeting, a special meeting of stockholders to act on any matter that may properly be considered at a meeting of stockholders shall be called by the secretary of the corporation upon the written request of stockholders entitled to cast not less than a majority of all the votes entitled to be cast on such matter at such meeting.

Business Combinations

Under the MGCL, certain “business combinations” (including a merger, consolidation, share exchange or, in certain circumstances, an asset transfer or issuance or reclassification of equity securities) between a Maryland corporation and any interested stockholder, or an affiliate of such an interested stockholder, are prohibited for five years following the most recent date on which the interested stockholder became an interested stockholder. Maryland law defines an interested stockholder as:

•

any person who beneficially owns, directly or indirectly, 10% or more of the voting power of the corporation’s outstanding voting stock after the date on which the corporation had 100 or more beneficial owners of its stock; or

•

an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question and after the date on which the corporation had 100 or more beneficial owners of its stock, was the beneficial owner, directly or indirectly, of 10% or more of the voting power of the then outstanding voting stock of the corporation.

After such five-year period, any such business combination must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•

two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom (or with whose affiliate) the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These supermajority approval requirements do not apply if, among other conditions, the corporation’s common stockholders receive a minimum price (as defined in the MGCL) for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. In addition, a person is not an interested stockholder under the statute if the board of directors approved in advance the transaction by which the person otherwise would have become an interested stockholder. The board of directors may provide that its approval is subject to compliance with any terms and conditions determined by it.

These provisions of the MGCL do not apply, however, to business combinations that are approved or exempted by a corporation’s board of directors prior to the time that the interested stockholder becomes an interested stockholder. Our board of directors has adopted a resolution exempting any business combinations between us and any other person or entity from the business combination provisions of the MGCL and, consequently, the five-year prohibition and the supermajority vote requirements will not apply to business combinations between us and any person as described above. As a result, any person described above may be able to enter into business combinations with us that may not be in the best interest of our stockholders without compliance by our company with the supermajority vote requirements and other provisions of the statute.

Our bylaws provide that this resolution or any other resolution of our board of directors exempting any business combination from the business combination provisions of the MGCL may only be revoked, altered or amended, and our board of directors may only adopt any resolution inconsistent with any such resolution (including an amendment to that bylaw provision), with the affirmative vote of a majority of the votes cast on the matter by holders of outstanding shares of our common stock. However, we cannot assure you that our board of directors will not recommend to stockholders that the board of directors alter or repeal this resolution in the future. However, an alteration or repeal of the resolution described above will not have any effect on any business combinations that have been consummated or upon any agreements existing at the time of such modification or repeal.

Control Share Acquisitions

The MGCL provides that holders of “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights with respect to any control shares except to the extent approved at a special meeting of stockholders by the affirmative vote of at least two-thirds of the votes entitled to be cast on the matter, excluding shares of stock of a corporation in respect of which any of the following persons is entitled to exercise or direct the exercise of the voting power of such shares in the election of directors: (a) a person who makes or proposes to make a control share acquisition; (b) an officer of the corporation; or (c) an employee of the corporation who is also a director of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other such shares of stock previously acquired by the acquirer or in respect of which the acquirer is able to exercise or direct the exercise of voting power (except solely by virtue of a revocable proxy), would entitle the acquirer to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

Control shares do not include shares that the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A “control share acquisition” means the acquisition, directly or indirectly, of ownership of, or the power to direct the exercise of voting power with respect to, issued and outstanding control shares, subject to certain exceptions.

A person who has made or proposes to make a control share acquisition, upon satisfaction of certain conditions (including an undertaking to pay expenses and making an “acquiring person statement” as described in the MGCL), may compel our board of directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares acquired or to be acquired in the control share acquisition. If no request for a special meeting is made, the corporation may itself present the question at any stockholders meeting.

If voting rights of control shares are not approved at the meeting or if the acquiring person does not deliver an “acquiring person statement” as required by the statute, then, subject to certain conditions and limitations, the corporation may redeem any or all of the control shares (except those for which voting rights have previously been approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquirer or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquirer becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights, unless these specific appraisal rights are eliminated under the charter or bylaws.

The control share acquisition statute does not apply to: (a) shares acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or (b) acquisitions approved or exempted by the charter or bylaws of the corporation.

Our bylaws contain a provision exempting from the control share acquisition statute any and all acquisitions by any person of shares of our stock. This bylaw provision may be amended only by our board of directors with the affirmative vote of a majority of the votes cast on such an amendment by holders of outstanding shares of our common stock.

Appraisal Rights

The MGCL provides that stockholders may exercise appraisal rights unless appraisal rights are eliminated under a company’s charter. Our charter generally eliminates all appraisal rights of stockholders.

Subtitle 8

Under Subtitle 8 of Title 3 of the MGCL, a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three directors who are not officers or employees of the corporation, and who are not affiliated with a person who is seeking to acquire control of the corporation, may elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of the following five provisions:

•	a classified board requirement;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the board of directors;

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a requirement that a vacancy on the board be filled only by the affirmative vote of a majority of the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred and until a successor is elected and qualifies; or

•	a requirement for the calling of a special meeting of stockholders only at the written request of stockholders entitled to cast at least a majority of the votes entitled to be cast at the meeting.

Through provisions in our charter and bylaws unrelated to Subtitle 8, we already (a) require the affirmative vote of stockholders entitled to cast at least two-thirds of the votes entitled to be cast in the election of directors for the removal of any director from the board, which removal also requires cause, (b) vest in the board the exclusive power to fix the number of directorships, subject to limitations set forth in our charter and bylaws, (c) provide that vacancies on our board may be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred, and (d) require, unless called by the chairman of our board of directors, chief executive officer, president or our board of directors, the request of stockholders entitled to cast not less than a majority of all votes entitled to be cast on a matter at such meeting to call a special meeting to consider and vote on any matter that may properly be considered at a meeting of stockholders. We have elected to be subject to the provision of Subtitle 8 requiring that any vacancy on the board of directors be filled only by the affirmative vote of a majority of the remaining directors for the remainder of the full term of the class of directors in which the vacancy occurred, and until a successor is duly elected and qualifies. We have not elected to create a classified board. In the future, our board of directors may elect, without stockholder approval, to create a classified board or elect to be subject to one or more of the other provisions of Subtitle 8.

Amendments to the Company’s Charter and Bylaws

Other than amendments to certain provisions of our charter described below and amendments permitted to be made without stockholder approval under Maryland law or by a specific provision in our charter, our charter may be amended only if such amendment is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter. The provisions of our charter relating to the removal of directors, the restrictions on ownership and transfer of shares of our stock and the vote required to amend these provisions, may be amended only if such amendment is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast at least two-thirds of all of the votes entitled to be cast on the matter. Our board of directors, without stockholder approval, has the power under our charter to amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we are authorized to issue, to authorize us to issue authorized but unissued shares of our common stock or preferred stock and to classify any unissued shares of our preferred stock, or reclassify any unissued shares of our common stock or preferred stock, into one or more classes or series of stock and set the terms of such newly classified or reclassified shares.

Our board of directors has the power to adopt, alter or repeal any provision of our bylaws and to make new bylaws, except the following bylaw provisions, each of which may be amended only by our board of directors with the affirmative vote of a majority of the votes cast on such amendment by holders of outstanding shares of our common stock:

•	provisions opting out of the control share acquisition provisions of the MGCL; and

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provisions prohibiting our board of directors without the approval of a majority of the votes cast by holders of outstanding shares of our common stock, from revoking, altering or amending any resolution, or adopting any resolution inconsistent with any previously-adopted resolution of our board of directors, that exempts any business combination between us and any other person or entity from the business combination provisions of the MGCL.

In addition, our stockholders, to the extent permitted by law, may amend our bylaws by the affirmative vote of a majority of all the votes entitled to be cast on the matter pursuant to a binding proposal submitted by a stockholder that (i) owned shares of our common stock in the amount and for the duration of time specified in Rule 14a-8 under the Exchange Act, on the date the bylaw proposal is delivered or mailed to and received by our Secretary in accordance with our bylaws and (ii) continuously owns such shares through the date of the annual or special meeting of stockholders where such proposal will be considered.

Transactions Outside the Ordinary Course of Business

We generally may not merge with or into or consolidate with another company, sell all or substantially all of our assets or engage in a statutory share exchange or convert unless such transaction is declared advisable by our board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

Dissolution of the Company

The voluntary dissolution of our company must be declared advisable by a majority of our entire board of directors and approved by the affirmative vote of stockholders entitled to cast a majority of all of the votes entitled to be cast on the matter.

Meetings of Stockholders

Under our bylaws, annual meetings of stockholders must be held at a date, time and place determined by our board of directors. Special meetings of stockholders may be called by the chairman of our board of directors, our chief executive officer, our president or our board of directors. Additionally, a special meeting of stockholders to act on any matter that may properly be considered at a meeting of stockholders must be called by our secretary upon the written request of stockholders entitled to cast not less than a majority of all of the votes entitled to be cast on the matter at such meeting who have requested the special meeting in accordance with the procedures specified in our bylaws and provided the information and certifications required by our bylaws. Only matters set forth in the notice of a special meeting of stockholders may be considered and acted upon at such a meeting.

Advance Notice of Director Nominations and New Business

Our bylaws provide that:

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with respect to an annual meeting of stockholders, nominations of individuals for election to our board of directors and the proposal of business to be considered by stockholders at the annual meeting may be made only:

•	by or at the direction of our board of directors;

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by a stockholder who was a stockholder of record both at the time of giving the notice required by our bylaws and at the time of the annual meeting, who is entitled to vote at the meeting in the election of each individual so nominated or on such other business and who has complied with the advance notice procedures and provided the information and certifications required by the advance notice procedures set forth in our bylaws; or

•	to the extent required by applicable law, by the persons and subject to the applicable requirements set forth therein; and

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with respect to special meetings of stockholders, only the business specified in our notice of meeting may be brought before the meeting of stockholders, and nominations of individuals for election to our board of directors may be made, provided that the meeting has been called for the purpose of electing directors, only:

•	by or at the direction of our board of directors; or

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by a stockholder that has requested that a special meeting be called for the election of one or more directors in compliance with our bylaws, but only with respect to an individual identified as a proposed nominee in the request submitted with respect to such special meeting.

The purpose of requiring stockholders to give advance notice of nominations and other proposals is to afford our board of directors the opportunity to consider the qualifications of the proposed nominees or the advisability of the other proposals and, to the extent considered necessary by our board of directors, to inform stockholders and make recommendations regarding the nominations or other proposals. The advance notice procedures also permit a more orderly procedure for conducting our stockholder meetings. Although our bylaws do not give our board of directors any power to disapprove stockholder nominations for the election of directors or proposals recommending certain actions, they may have the effect of precluding a contest for the election of directors or the consideration of stockholder proposals if proper procedures are not followed and of discouraging or deterring a third party from conducting a solicitation of proxies to elect its own slate of directors or to approve its own proposal without regard to whether consideration of such nominees or proposals might be harmful or beneficial to us and our stockholders.

Action by Stockholders

Our charter provides that stockholder action can be taken at an annual or special meeting of stockholders, or by written consent in lieu of a meeting only if such consent is approved unanimously. These provisions, combined with the requirements of our bylaws regarding advance notice of nominations and other business to be considered at a meeting of stockholders and the calling of a stockholder-requested special meeting of stockholders, may have the effect of delaying consideration of a stockholder proposal.

Anti-Takeover Effect of Certain Provisions of Maryland Law and of the Company’s Charter and Bylaws

The provisions of the MGCL, our charter and our bylaws described above including, among others, the restrictions on ownership and transfer of our stock, the exclusive power of our board of directors to fill vacancies on the board and the advance notice provisions of our bylaws could delay, defer or prevent a transaction or a change of control of our company that might involve a premium price for holders of our common stock or otherwise be in their best interests. Likewise, if our board of directors were to opt in to the provisions of Subtitle 8 of Title 3 of the MGCL providing for a classified board of directors or if our stockholders were to vote to amend our bylaws to opt in to the business combination provisions of the MGCL or the control share acquisition provisions of the MGCL, these provisions of the MGCL could provide us with similar anti-takeover effects.

REIT Qualification

Our charter provides that our board of directors may revoke or otherwise terminate our REIT election, without approval of our stockholders, if it determines that it is no longer in our best interests to continue to qualify as a REIT.